Filed by Romarco Minerals Inc. pursuant to
                            Rule 425 under the Securities Act of 1933 and deemed
                                         filed pursuant To Rule 14a-12 under the
                                                Securities Exchange Act of 1934.
                                       Subject Company: Western Goldfields, Inc.
                                                   Commission File No. 000-50894




THIS FILING CONSISTS OF A PRESS RELEASE IN CONNECTION WITH THE PROPOSED COMBINATION OF ROMARCO MINERALS INC. ("ROMARCO") AND WESTERN GOLDFIELDS, INC. ("WESTERN")

Additional Information and Where to Find It

In connection with the proposed transaction, Romarco Minerals Inc. and Western Goldfields, Inc. will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Shareholders of Romarco and Western are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from: Romarco at 885 West Georgia, Suite 1500, Vancouver, British Columbia V6C 3E8, or by phone (604) 688-9271 or fax (604) 688-9274; or from Western at 961 Matley Lane, Suite 120, Reno, Nevada 89502, or by phone at (775) 337-9433 or fax at (775) 337-9441.

Romarco and Western and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed combination of Romarco and Western. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Romarco's directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed on or about June 3, 2005 with the applicable securities commissions in Canada and is available free of charge at the Canadian Securities Administrators' web site at www.sedar.com or by contacting Romarco at the address or telephone number set forth above. Additional information regarding Western's directors and executive officers is also included its annual report on Form 10-KSB for the fiscal year ended December 31, 2004, which was filed with the SEC on or about April 15, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting Western at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements

This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed combination of Romarco and Western. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either Romarco or Western does not receive required shareholder approvals or if either party fails to satisfy other conditions to closing, the combination will not be consummated. In addition, the combined company may not realize all or any of the expected benefits of the combination. Actual results may differ materially from those contained in the forward-looking statements in this document.

                                      ****

ROMARCO MINERALS INC.
--------------------------------------------------------------------------------
885 West Georgia, Suite 1500                                 Tel: (604) 688-9271
Vancouver, British Columbia                                  Fax: (604) 688-9274
Canada  V6C 3E8                                                 info@romarco.com

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                            August 26, 2005


                     ROMARCO AND WESTERN GOLDFIELDS EXECUTE
                             STOCK OPTION AGREEMENT


ROMARCO MINERALS INC. ("TSXV: R") AND WESTERN GOLDFIELDS, INC. ("OTCBB: WGDF"), announce that in connection with the previously announced merger (see press release dated August 2, 2005), the two companies have executed reciprocal irrevocable stock option agreements to purchase shares of the other company.

Under the terms of the agreements, upon an exercise event, Romarco and Western can purchase up to such number of the other company's shares of common stock as equals 19.9% of the issued and outstanding shares at the time of first exercise. The option for Western shares is at an exercise price equal to US$0.16 per share. The option for Romarco's shares is at an exercise price equal to C$0.175 per share.

An exercise event will occur upon a public announcement of a competing transaction to the proposed merger of Romarco and Western, including, the issuance of more than 20% of a company's stock and certain other events to be specified in the definitive merger agreement.

Romarco and Western Goldfields are in the process of finalizing the Definitive Merger Agreement and receiving Fairness Opinions with respect to the merger transaction announced on August 2, 2005.

About Western Goldfields
Western Goldfields principal asset is the Mesquite Mine located in southern California. Mesquite is a fully permitted, gold producing property, purchased from a subsidiary of Newmont Mining Corp. (NYSE: NEM) by Western Goldfields in 2003. The property is currently producing approximately 25,000 ounces of gold annually from residual leaching of the heaps. A feasibility study will be initiated in the near term to determine the viability of starting up full scale mining operations. Other details include:

     o    Fully permitted
     o    2.2 million ounces of gold resources
     o Currently producing approximately 25,000 ounces per year from ore on the leach pads
     o    High grade mineralization near surface and at depth

In addition to Mesquite, Western Goldfields has numerous exploration projects in California, Nevada and Idaho.

Western's Qualified Person under NI 43-101 is Mr. Neil Prenn

About Romarco:
Romarco Minerals Inc. is an advanced stage exploration company focused on acquiring quality assets in the precious metals sector, primarily in North and South America. Romarco's strategic objective is to focus on geologically known areas of gold mineralization and to identify and acquire assets at various stages of development that will give our shareholders significant leverage in the gold sector.

Romarco is owned 65% by US and Canadian institutional investors. Insiders own an additional 7%. Red 5, an Australian Gold Company, owns approximately 7%. Romarco, a US registrant and has recently filed a 20-F for US disclosure purposes.

Romarco currently has five projects in its portfolio that exhibit exceptional discovery potential for high grade bonanza gold and silver vein systems or Carlin-type gold deposits - 4 in Nevada, USA and 1 in Peru, South America. Romarco is currently drilling its Buckskin-National Project in Nevada.


Additional Information and Where to Find It
In connection with the proposed merger, Romarco and Western will file a Registration Statement F-4, a joint proxy statement/prospectus and other related documents with the U.S. Securities and Exchange Commission (the "SEC"). Stockholders of Romarco and Western are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and other documents may also be obtained for free from Romarco and Western at the addresses below.

For further information, please contact:

Romarco Minerals Inc.                          Western Goldfields Inc.
Diane R. Garrett                               Thomas (Toby) Mancuso
Pres. & CEO                                    Pres. & CEO
Romarco Minerals Inc.                          Western Goldfields Inc.
1500-885 West Georgia St.                      961 Matley Lane
Vancouver, BC                                  Suite 120
Canada  V6C 3E8                                Reno, NV  89502
Tel:    604.688.9271                           Tel:  775.337.9433
Direct: 830.634.7489                           Fax:  775.337.9441
Fax:    604.688.9274
Email:  info@romarco.com                       Email: info@westerngoldfields.com
www.romarco.com                                www.westerngoldfields.com


         THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
           RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS
                RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.